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August 21, 2025	Deborah B. Eades Shareholder +1 (312) 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Mr. Aaron Brodsky

Re:	Palmer Square Funds Trust (the “Registrant”) Registration Statement on Form N-14 (Palmer Square Income Plus Fund and Palmer Square Ultra-Short Duration Investment Grade Fund) File No. 333-288652

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 7, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on July 11, 2025 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Palmer Square Income Plus Fund and Palmer Square Ultra-Short Duration Investment Grade Fund (the “Acquiring Funds”), each a series of the Registrant, in connection with the proposed Reorganization of Palmer Square Income Plus Fund and Palmer Square Ultra-Short Duration Investment Grade Fund, each a series of Investment Managers Series Trust (the “Target Trust”), into the Acquiring Funds. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. Pre-Effective Amendment No. 1 to the Registration Statement is being filed concurrently herewith.

Disclosure Comments

1.	Comment: Please represent supplementally that the registration statement on Form N-1A will not be sold on until after the consummation of the Reorganizations.

Response: Registrant confirms that the shares offered pursuant to the registration statement on Form N-1A will not be sold until after the consummation of the Reorganizations.

2.	Comment: The language in the “Dear Shareholder” letter indicates that the closing of each Reorganization is contingent on the closing of the other Target Fund’s Reorganization, although this contingency may be waived. Please disclose any impact on shareholders if that contingency is waived.

Response: Registrant has made the requested change.

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August 21, 2025

3.	Comment: On p. (iii) of the Q&A in response to the question “What operational changes will result from the Reorganizations?” the disclosure notes that the service provider platform will change. Please disclose the impact such change will have on shareholders, if any.

Response: Registrant confirms that the change of service providers is not expected to have any material impact on shareholders.

4.	Comment: Please confirm supplementally that the removal of ESG criteria with respect to the Acquiring Funds will not require any portfolio repositioning.

Response: Registrant confirms that the removal of ESG criteria as a principal strategy with respect to the Acquiring Funds will not result in any portfolio repositioning.

5.	Comment: On p. 7 of the Joint Proxy Statement/Prospectus, with respect to the disclosure of the Advisor’s ESG screening process, please disclose, if accurate, that investment could be made in investments that score poorly on ESG if they score well on non-ESG factors.

Response: Registrant notes that the requested change is not applicable in light of the nature of the ESG screening process.

6.	Comment: On p. 8 of the Joint Proxy Statement/Prospectus in the section captioned “Comparison of Investment Risks,” the disclosure notes the principal risks of investing in the Target Income Plus Fund and the Acquiring Income Plus Fund are substantially similar, except the Acquiring Fund is not subject to “ESG Criteria Risk.” Please confirm supplementally if this is the only difference, or if there are other differences, please disclose such differences.

Response: Registrant confirms this is the only difference in principal risk factors.

7.	Comment: On p. 13 of the Joint Proxy Statement/Prospectus, please revise the disclosure to clarify the effective date of the fee waiver.

Response: Registrant has revised the disclosure to clarify that the fee waiver will be in effect for two years from the Closing Date.

8.	Comment: On p. 13 of the Joint Proxy Statement/Prospectus, please disclose whether the right to reimbursement will survive the Reorganization.

Response: Registrant has revised the disclosure to state that the Advisor’s reimbursement right will survive the Reorganization.

9.	Comment: Please add a section to include or incorporate by reference the financial highlights of the Target Funds as required by Item 6 of Form N-14.

Response: Registrant has made the requested change.

August 21, 2025

10.	Comment: Please revise the form of Proxy Card to include that each Reorganization is conditioned upon the approval of the other Reorganization.

Response: Registrant has made the requested change.

11.	Comment: On p. 1 of the Statement of Additional Information in the section captioned “Market Conditions,” please consider adding disclosure with respect to tariffs.

Response: Registrant acknowledges the staff’s comment and has added disclosure to the SAI.

12.	Comment: On p. 13 of the Statement of Additional Information in the section captioned “OTC Derivatives Transactions,” please consider updating the disclosure with respect to Dodd-Frank rulemaking not yet proposed or finalized.

Response: Registrant acknowledges the staff’s comment and has updated the disclosure in the SAI.

13.	Comment: On p. 53 of the Statement of Additional Information in the section captioned “Financial Statements,” please ensure the hyperlinks are functional.

Response: Registrant has confirmed that all hyperlinks are working.

14.	Comment: Please include the signature of the comptroller or principal accounting officer on the signature page.

Response: The signature page for Pre-Effective Amendment No. 1 includes the principal accounting officer.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder